Exhibit 1
                                                                       ---------

                                  ANNOUNCEMENT

                              WPP Group plc ("WPP")

WPP was informed on 2 March 2006 by Mr Howard Paster, a director of the Company, of his recent share option exercises under the WPP Executive Share Option Scheme.

On 27th February 2006, options were exercised over 83,499 and 10,688 ordinary shares at subscription prices of (pound)2.835 and (pound)2.14 per share respectively and the resultant shares sold at a price of (pound)6.71 per share.

On 2 March 2006, options were exercised options over 77,180 ordinary shares at a subscription price of (pound)2.93 per share and the resultant shares were sold at (pound)6.77 per share.

Following these transactions, Mr Paster's beneficial holding in WPP is 194,467 ordinary shares and 277,795 share options exercisable between now and 2012 at subscription prices between (pound)4.21 and (pound)9.01.


END